INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 23, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of PhaseCapital Dynamic Multi-Asset Growth Fund

Ladies and Gentlemen:

This letter summarizes the additional comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 17, 2017 regarding Post-Effective Amendment No. 127 to the Registrant’s registration statement filed on Form N-1A with respect to the PhaseCapital Dynamic Multi-Asset Growth Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.
In your response letter dated October 13, 2017, the Registrant indicated the Fund’s disclosure under “Principal Investment Strategies” was revised to explain the Fund’s growth strategy. Please explain how an investment of up to 95% of the Fund’s net asset in corporate credits is consistent with the Fund’s growth strategy. Please disclose whether the Fund will invest in corporate credits consistent with the growth strategy.

Response: The Registrant has revised the third paragraph of the “Principal Investment Strategies” section as follows:

The Fund seeks long-term capital growth as a primary objective, as well as protection of capital during periods of extreme market stress. In seeking to achieve the Fund’s investment objective, the Advisor employs a disciplined, risk-based allocation methodology to determine the Fund’s relative exposures to the global equity, government bond and corporate credit markets. The Fund’s assets are not allocated across the global equity, government bond and corporate credit markets according to any predetermined blend of investments. The Fund’s allocation to each asset class will vary based on the Advisor’s ongoing analysis of the global economy and financial markets, but will always maintain a minimum allocation of 5% of the Fund’s net assets to at least two of the asset classes in the investable universe. The Fund will utilize a diversified portfolio of equities as its primary vehicle for seeking capital appreciation, varying the overall exposure to equities, the allocation to various country equity markets and the allocation to industry sectors to seek to maximize the potential for growth while minimizing the potential for large losses. The Fund may substitute corporate credit for a portion of its equity exposure when the Advisor’s risk-based allocation methodology ~~determines doing so is appropriate~~ indicates the potential exists for enhancing capital appreciation. In addition, the Fund will utilize government bonds, cash and cash equivalents to seek to minimize the potential for large losses.

Principal Risks of Investing

2.
In your response letter dated October 13, 2017, the Registrant indicates that the Fund has removed portfolio turnover risk as a principal risk of the Fund; however, the last sentence under “Portfolio Turnover” states “[t]he Fund expects to have a portfolio turnover rate above 100%.” The SEC views a portfolio turnover rate in excess of 100% as high risk and therefore, the Fund should have disclosure that the Fund engages in active and frequent trading. If the Fund will have a portfolio turnover rate above 100%, please disclose this in the Fund’s principal strategies that the Fund frequently trades as well as adding an appropriate risk factor.

Response: The Registrant confirms the Fund’s advisor does expect the Fund to have a portfolio turnover rate in excess of 100%. Therefore, the following sentence has been added under “Principal Investment Strategies:”

The Fund’s investment strategy involves active and frequent trading.

The following risk factor has been added:

Portfolio turnover risk. Active and frequent trading of the Fund’s portfolio securities may lead to higher transaction costs and may result in a greater number of taxable transactions than would otherwise be the case, which could negatively affect the Fund’s performance. A high rate of portfolio turnover is 100% or more.

In addition, all applicable comments from the summary section for the Fund have been applied to the “Principal Investment Strategies” and “Principal Risks of Investing” under the section entitled “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks.”

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake

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